SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No 1)*


                        Universal Hospital Services, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91359L109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

            Louis J. Bevilacqua, Esq., Cadwalader Wickersham & Taft,
                       100 Maiden Lane, New York, NY 10038
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 21, 1996
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subjectof this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91359L109

                                  SCHEDULE 13D

---------------------------
CUSIP No.  91359L109
---------------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON   Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       13-3688497
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)|X| (b)|_|
------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------ -------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              138,000

                      ------- --------------------------------------------------
     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          ------- --------------------------------------------------
     REPORTING        ------- --------------------------------------------------
       PERSON         9       SOLE DISPOSITIVE POWER
     REPORTING                138,000
       WITH
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              -0-
--------------------- ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         138,000
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.6%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON  Channel Partnership II
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       22-3215653
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) |X| (b) |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New Jersey
------ -------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              5,700

                      ------- --------------------------------------------------
     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          ------- --------------------------------------------------
     REPORTING        ------- --------------------------------------------------
       PERSON         9       SOLE DISPOSITIVE POWER
     REPORTING                5,700
       WITH
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              -0-

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,700
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 6 Pages


                         AMENDMENT NO. 1 to SCHEDULE 13D

     This amended statement relates to shares of Common Stock, $.01 par value per share, (the "Common Stock") of Universal Hospital Services, Inc. (the "Issuer" or the "Company"). Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of Delaware (the "Partnership"), initially filed this statement on behalf of the Partnership and Channel Partnership II, a limited partnership formed under the laws of New Jersey ("Channel") (collectively, the "Reporting Persons") on December 13, 1996 to report ownership of shares of the Common Stock. This Amendment No. 1, effectively terminates the
Section 13(d) reporting obligations of the Reporting Persons because the Reporting Persons, both individually and collectively, are currently the beneficial owners of less than 5% of the Common Stock. This Amendment No. 1 amends and supplements Items 3, 4, 5, and 7 of the initial Schedule 13D filed by the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration

     No change except for the addition of the following:

     The Partnership sold 25,000 shares of Common Stock for $429,688 in cash on March 21, 1997, and sold 100,000 shares of Common Stock for $1,712,500 in cash on March 24, 1997.

Item 4.  Purpose of Transaction

     Item 4 is amended and restated as follows:

     At the time the Reporting Persons filed their initial Schedule 13D on December 13, 1996 with respect to the Common Stock, the Reporting Persons were concerned with certain actions taken by the Issuer's Board of Directors. The Reporting Persons no longer hold the concerns expressed in the initial Schedule 13D. As explained in Item 5(e), the Partnership recently sold 125,000 shares of Common Stock, bringing the Reporting Persons' percentage ownership of the outstanding Common Stock below 5%.

     The Reporting Persons do not have any present intention to take any action with respect to the matters listed in items (b) through (j) of this Item 4. The Reporting Persons may each dispose of or acquire additional shares of Common Stock. The Reporting Persons each intend to exercise their rights as shareholders to vote for or against any matter in accordance with their respective best interests.

Item 5.  Interest in Securities of the Issuer

         Item 5 (a) is amended and restated as follows:

     (a) According to the Issuer's Form 10-Q for the period ending September 30, 1996, as of October 31, 1996, the Issuer had issued and outstanding 5,357,218 shares of Common Stock.

     The Partnership is the beneficial owner of 138,000 shares or 2.6% of the outstanding Common Stock. Channel is the beneficial owner of 5,700 shares or 0.1% of the outstanding Common Stock.

     The Reporting Persons may constitute a group for purposes of Regulation 13D. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each of the other Reporting Persons, which in the aggregate is 143,700 of the total shares or 2.7% of the Common Stock outstanding.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b) No change.

     (c) Item 5(c) is amended and restated as follows:

     During the past sixty days, the following transactions in the Common Stock were effected:

     On March 21, 1997, the Partnership sold 25,000 shares of Common Stock for $429,688. On March 24, 1997, the Partnership sold 100,000 shares of Common Stock for $1,712,500.

     (d) No change.

     (e) Item 5(d) is amended and restated as follows:

     On March 21, 1997, due to the Partnership's sale of 25,000 shares of the Common Stock, the Reporting Persons ceased to be the beneficial owners of five percent of the Common Stock.

Item 7.  Material to Be Filed as Exhibits

     Item 7 is amended and restated as follows:

     Exhibit A - Joint Filing Agreement (incorporated by reference from the initial Schedule 13D)



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            March 31, 1997

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.


By:  /s/ Joshua Landes
         Joshua Landes
         General Partner